UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
O2, Inc.

Legal status of issuer

> **Form**
> C-Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> December 16, 2021

Physical address of issuer
1481 Showcase Drive, Columbus, OH 43212

Website of issuer
https://www.drinko2.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
Series A-2 Preferred Stock

Target number of Securities to be offered
217

Price (or method for determining price)
$115.6508

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$3,500,000

Deadline to reach the target offering amount
April 30, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,727,203	$1,410,961
Cash & Cash Equivalents	$724,982	$368,933
Accounts Receivable	$50,531	$81,007
Short-term Debt	$1,373,099	$749,355
Long-term Debt	$1,266,073	$500,000
Revenues/Sales	$3,565,771	$1,582,598
Cost of Goods Sold	$1,501,332	$337,358
Taxes Paid	$0	$0
Net Income (Loss)	($1,567,754)	($1,924,710)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

December 27, 2021

O2, Inc.



Up to $3,500,000 of Series A-2 Preferred Stock

O2, Inc. ("O2", "The Livewell Collective", the "Company," "we," "us", or "our"), is offering up to $3,500,000 worth of Series A-2 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 30, 2022 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by April 15, 2022 (the "Offering End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Offering End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $3,500,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $462.60 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.drinko2.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/o2

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the

Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

O2, Inc. ("the Company") was incorporated on December 16, 2021 under the laws of the State of Delaware, and is headquartered in Columbus, Ohio. O2 is a hydration marketing firm that markets a line of proprietary hydration products in conventional retail, ecommerce, and fitness channels throughout the United States.

The Company is located at 1481 Showcase Drive, Columbus, OH 43212.

The Company's website is https://www.drinko2.com/.

The company was operated through a predecessor company, The Livewell Collective, LLC which did business as O2 Beverage. The Livewell Collective, LLC was formed on July 1, 2010 in Ohio and is headquartered in Columbus, Ohio.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/o2 and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series A-2 Preferred Stock being offered	$25,000
Maximum amount of Series A-2 Preferred Stock	$3,500,000
Purchase price per Security	$115.6508
Minimum investment amount per investor	$462.60
Offering deadline	April 30, 2022

Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 13, 15, and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

The Company operates in a business that is highly regulated and subject to liability concerns. Compliance with regulatory requirements and changes in regulations could result in expenses and in diversion of management attention to the operations of the business. As a food production company, all of the Company's products must be compliant with regulations by the Food and Drug Administration (FDA). The Company must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of the products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that the Company's products could become non-compliant with the FDA's regulations and any such non-compliance could harm the business.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business. The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The auditing CPA has included a "going concern" note in the Audited Financials. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates continuation of operations, realization of assets, and payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has incurred certain net losses since inception. The Company's ability to continue as a going concern is dependent on meeting its obligations as they become due from cash generated from operations and/or through raising capital and ultimately achieving sustained profitable operations. During 2021, the Company intends to raise additional capital through various series of preferred stock offerings as well as participate in a crowdfunding campaign; however, it is undetermined how much capital is expected to be raised from future financing campaigns. Management believes the Company may continue to operate in its present form as a result of such changes. However, no assurance can be given that management's actions will result in sustained profitable operations or additional capital will be available when needed or on acceptable terms. If management is not successful with its plan, it is possible this could result in the Company needing to satisfy its obligations through the liquidation of its assets at values less than currently presented.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway to maintain operation, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Series A-2 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A-2 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A-2 Preferred Stock. Because the Series A-2 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series A-2 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A-2 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A-2 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 30.51% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series A-2 Preferred Stock may be subject to dilution. Purchasers of Series A-2 Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series A-2 Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series A-2 Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series A-2 Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series A-2 Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
O2 Pure Hydration, is a hydration marketing firm. We market a line of proprietary hydration products in conventional retail, ecommerce, and fitness channels throughout the United States.

On December 16, 2021, O2 Inc. was incorporated and acquired all assets and operations of our predecessor company, The Livewell Collective, LLC. The business was previously operated through The Livewell Collective, LLC, and all business operations, leadership team, accounts and finances have carried over to operation under O2, Inc. The Livewell Collective, LLC was originally formed in July of 2010.

This Form C describes the Offerings of O2, Inc., but contains descriptions of the operations and financial statements of operation under the predecessor company, The Livewell Collective, LLC.

Business Plan
O2 is an award-winning, Inc. 5000 brand formulating clean hydration and recovery beverages with a community-first, carbon-neutral business model. Our omnichannel sales strategy utilizes direct-to-consumer and wholesale to drive trial & subscriptions.

We created O2 to meet growing demand in the sports drink market for clean, great-tasting hydration without "junk".

PROBLEM

We believe too many sports drinks are unhealthy, bad for your body, and not very Earth-friendly; too many calories, too much sugar, filled with syrupy-tasting chemicals - and packaged in single-use plastic that's wrecking the planet.

SOLUTION

O2 makes great-tasting, clean hydration with 1g total sugar, 15 calories, and 20% more electrolytes than some big brands. Our patent-pending oxygenation process delivers a crisp, refreshing mouthfeel that leaves you feeling light without the carbonated bloat. We're 100% carbon neutral with a digital-first business model and product line we believe are fit for the 21st century.

O2'S ADVANTAGE

Most drink brands have high marketing and customer acquisition costs while battling for retail shelf space. Our approach offers an alternative, with growth achieved through innovative marketing campaigns, proprietary partnership tech, and a presence in large gyms (e.g., LifeTime) and thousands of independent locations (e.g., CrossFit).

TRACTION

O2 has increased in revenue each year since inception (2015), and grew gross revenue from $1.8M in 2019 to $5.1M in 2020, with no budget or headcount increase. Our proprietary partnership platform helped grow customers 5x and help thousands of gyms through COVID. Our industry innovations earned coverage in Entrepreneur ("Growth During A Crisis: How O2 Founder Dave Colina 5x'd His Business") and Forbes ("How O2 Helped Keep America's Gyms Open"), as well as BevNET's Best Beverage Marketing Campaign award in 2020.

Today, O2 is sold in thousands of gyms and retailers. We aim to optimize both DTC and gym sales to create a powerful flywheel to drive awareness, trial, and loyalty without the capital intensity of other brands.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 7.79% of the proceeds, or $272,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Sales & Marketing	56%	56%	73%
Team Expansion	40%	40%	26%
General & Administrative	4%	4%	1%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years

Dave Colina	Founder & CEO	Responsible for leading O2's strategy and operation, marketing campaigns, and partnerships.
Dr. Daniel Kim	Chief Medical Officer	Responsible for leading O2's medical innovation and research & development activities.
Katrina Hahn	BOD Member	Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.
Stephanie Fortener	BOD Member	Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.
Dan Crane	BOD Member	Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.
James Lyski	BOD Member	Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.
Jeff Rosenblum	BOD Member	Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock and Equity Equivalents	171,899	Yes	N/A	79.5%	N/A
Series A-1 Preferred Stock	25,152	Yes, as described in the COI	N/A	11.6%	N/A
Equity Incentive Plan	19,117	Yes, if exercised	N/A	8.9%	N/A

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
David Colina	65,946 Common Shares	30.51%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

O2, Inc., ("the Company") was incorporated on December 16, 2021 under the laws of the State of Delaware, and is headquartered in Columbus, Ohio. O2 Beverage, is a hydration marketing firm. We market a line of proprietary hydration products in conventional retail, ecommerce, and fitness channels throughout the United States. The Company's fiscal year end is December 31st.

The Company expenses the cost of advertising and marketing as incurred. For the year ended December 31, 2019 and December 31, 2020, advertising expenses charged to operations totaled $218,491 and $164,859 respectively, and is included in sales and marketing costs. Research and development costs consist primarily of consulting and materials costs. The Company recognizes research and development expenses in the period in which it becomes obligated to incur such costs. The total cost charged for the years ended December 31, 2020 and December 31, 2019 is $26,110 and $868 respectively

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $90,000 cash on hand as of November 30, 2021, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future outside of normal business development and operation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $25,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

As the business previously operated under The Livewell Collective, LLC, there have been prior offerings of The Livewell Collective, LLC to facilitate business operation and development of O2. A description of these prior offerings can be found in the Audited Financials, attached as the Exhibit B hereof as well as the "Prior Rounds" section of the SeedInvest profile, a form of which is attached as the Exhibit C hereof.

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series A-2 Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $462.60. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $231.30.

For the Offerings, investors who invest $500,000 or greater will be considered "Major Investors" under the Series A-2 Preferred Stock Investment Agreement. Major Investors may be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series A-2 Preferred Stock under Regulation D to accredited investors on materially and substantially the same terms as investors in the Regulation Crowdfunding Offering.

The Series A-2 Preferred Stock in the Regulation D offering has the same provisions and converts under similar terms to the Series A-2 Preferred Stock in this offering.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Series A Preferred Stock

Series A-1 Preferred Stock and Series A-2 Preferred Stock of the Company are described hereunder, and may be described together as Series A Preferred Stock.

Dividend Rights
Holders of Series A Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Series A-1 Preferred Stock Protective Provisions.
At any time when at least 14,173 shares of Series A-1 Preferred Stock (subject to appropriate adjustment in the event of any stock split, stock dividend, combination, recapitalization, reorganization, reclassification, or similar event with respect to such class or series effected after the date hereof) remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the holders of at least a majority of the Series A-1 Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

- (a) alter the rights, powers or privileges of the Preferred Stock set forth in this Certificate or Bylaws, as then in effect, in a way that adversely affects the powers, rights, or preferences of the Preferred Stock;
- (b) increase or decrease the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its powers, rights, and preferences;
- (c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;
- (d) redeem or repurchase any shares of capital stock (other than repurchases of shares from former employees, officers, directors, consultants, or other persons who performed services for the Corporation or any subsidiary in connection with the termination of services for the Corporation or any subsidiary at no greater than the original purchase price thereof or fair market value as determined in good faith by the Board or as otherwise approved by the Board);
- (e) declare or pay any dividend or otherwise make a distribution to holders of capital stock of the Corporation;
- (f) increase or decrease the number of directors of the Corporation; or

16

- (g) liquidate, dissolve, or wind up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree, or commit to do any of the foregoing without conditioning such consent, agreement, or commitment upon obtaining the approval required by this Section 2.4.

Series A-2 Preferred Stock Protective Provisions.
At any time when at least 14,173 shares of Series A-2 Preferred Stock (subject to appropriate adjustment in the event of any stock split, stock dividend, combination, recapitalization, reorganization, reclassification, or similar event with respect to such class or series effected after the date hereof) remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the holders of at least a majority of the Series A-2 Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class, increase or decrease the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Series A-2 Preferred Stock with respect to its powers, rights, and preferences;

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series A Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series A-2 Preferred Stock Investment Agreement
Under the Series A-2 Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $500,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series A-2 Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series A-2 Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series A-2 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series A-2 Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company.

This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series A-2 Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

● Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
● The intermediary will notify investors when the target offering amount has been met;
● The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
● If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
● If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
● If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
● If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/***David Colina***

_____

(Signature)

David Colina

_____

(Name)

Founder & CEO

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/***David Colina***

_____

(Signature)

David Colina

_____

(Name)

Founder & CEO

_____

(Title)

December 27, 2021

_____

(Date)

/s/***Dr. Daniel Kim***

_____

(Signature)

Dr. Daniel Kim

_____

(Name)

Chief Medical Officer

_____

(Title)

December 27, 2021

_____

(Date)

/s/***Katrina Hahn***

(Signature)

Katrina Hahn

(Name)

Board of Directors' Member

(Title)

December 27, 2021

(Date)

/s/***Stephanie Fortener***

(Signature)

Stephanie Fortener

(Name)

Board of Directors' Member

(Title)

December 27, 2021

(Date)

/s/***Dan Crane***

(Signature)

Dan Crane

(Name)

Board of Directors' Member

(Title)

December 27, 2021

(Date)

/s/*James Lyski*

_____
(Signature)

James Lyski

_____
(Name)

Board of Directors' Member

_____
(Title)

December 27, 2021

_____
(Date)

/s/*Jeffrey Rosenblum*

_____
(Signature)

Jeffrey Rosenblum

_____
(Name)

Board of Directors' Member

_____
(Title)

December 27, 2021

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



The Livewell Collective, LLC dba O2 Natural Recovery Drink
December 31, 2020 and 2019 Financial Statements and Independent Auditors Report

The Livewell Collective, LLC dba O2 Natural Recovery Drink
Year ended December 31, 2020 and 2019

Table of Contents



INDEPENDENT AUDITORS' REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors and Management of
Livewell Collective, LLC
Columbus, Ohio

We have audited the accompanying financial statements of Livewell Collective, LLC which comprise the balance sheets as of December 31, 2020 and 2019 and the related income statements, statements of members' equity and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Livewell Collective, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has negative cash flows from operation, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Livewell Collective, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Livewell Collective, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Livewell Collective, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
December 9, 2021

The Livewell Collective, LLC dba O2 Natural Recovery Drink
Year ended December 31, 2020 and 2019

<u>Balance Sheets</u>

Assets

		As of December 31, 2020		As of December 31, 2019
Current assets				
Cash and cash equivalents	$	724,982	$	368,933
Accounts receivable, net		50,531		81,007
Inventory		737,542		961,021
Deposit		187,500		-
Prepaid expenses		26,648		-
Total current assets		1,727,203		1,410,961
Property and equipment, net		-		2,262
Intangible assets, net		11,281		15,858
Total Assets	$	1,738,484	$	1,429,081

Liabilities and Members' Equity (Deficit)

Current liabilities				
Accounts payable	$	559,361	$	235,481
Accrued expenses		195,052		1,375
Short term debt		618,686		512,500
Total current liabilities		1,373,099		749,355
Convertible debt		1,226,073		500,000
Total liabilities		2,599,172		1,249,355
Commitments and contingencies		-		-
Members' Equity				
Class A units, 159,432 units authorized and outstanding as of 12/31/2020, 153,764 units authorized and outstanding as of 12/31/2019		3,266,645		2,875,118
Class B units, 3,227 units authorized and outstanding as of 12/31/2020, 0 units authorized and outstanding as of 12/31/2019		26,767		-
Additional members' equity		109,046		-
Accumulated Deficit		(4,263,146)		(2,695,392)
Total members' equity		(860,688)		179,726
Total liabilities and members' equity	$	1,738,484	$	1,429,081

See independent auditors' report and notes to accompanying financial statements

3

The Livewell Collective, LLC dba O2 Natural Recovery Drink
Year ended December 31, 2020 and 2019

Income Statements

	For the year ending 2020	For the year ending 2019
Net sales	$ 3,565,771	$ 1,582,598
Cost of sales	1,501,332	337,358
Gross profit	2,064,439	1,245,240
Operating expenses		
Logistics	1,615,795	725,831
Marketing	494,074	789,495
Professional fees	359,608	188,865
Payroll	897,808	1,011,456
Rent	10,500	12,569
Travel	5,428	68,606
Depreciation and amortization	6,838	-
Other operating expenses	284,572	345,027
Total operating expenses	3,674,623	3,141,849
Operating loss	(1,610,184)	(1,896,609)
Other income (expenses)		
Interest expense	(113,811)	(30,328)
Other income	156,241	7,102
Other expense	-	(4,875)
Total other income (expenses)	42,430	(28,101)
Net income (loss)	$ (1,567,754)	$ (1,924,710)

The Livewell Collective, LLC dba O2 Natural Recovery Drink
Year ended December 31, 2020 and 2019

Statements of Members' Equity

	Class A Units		Class B Units		Additional Members' Equity	Accumulated Earnings (Deficit)	Total Members' Equity (Deficit)
	Units Issued	Amount	Units	Amount			
Balance at January 1, 2019	**129,282**	**$ 1,350,143**	**-**	**$ -**	**$ -**	**$ (770,682)**	**$ 579,461**
Units issued for cash	24,482	1,524,975	-	-	-	-	**1,524,975**
Net Loss	-	-	-	-	-	(1,924,710)	**(1,924,710)**
Balance at December 31, 2019	**153,764**	**2,875,118**	**-**	**-**	**-**	**(2,695,392)**	**179,726**
Warrants issued for services	-	-	-	-	109,046	-	**109,046**
Units issued for services	-	-	3,227	26,767	-	-	**26,767**
Converson of debt	5,668	391,527	-	-	-	-	**391,527**
Net Loss	-	-	-	-	-	(1,567,754)	**(1,567,754)**
Balance at December 31, 2020	**159,432**	**$ 3,266,645**	**3,227**	**$ 26,767**	**$ 109,046**	**$ (4,263,146)**	**$ (860,688)**

See independent auditors' report and notes to accompanying financial statements

The Livewell Collective, LLC dba O2 Natural Recovery Drink
Year ended December 31, 2020 and 2019

Statements of cash flows	For the year ending 2020	For the year ending 2019
Cash flow from operating activities		
Net loss	$ (1,567,754)	$ (1,924,710)
Non-cash adjustment for Paycheck Protection Program forgiveness	(145,300)	-
Non-cash adjustment for interest expense	86,601	12,500
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Depreciation and amortization	6,840	-
Equity-based compensation	135,813	-
(Increase) decrease in assets		
Accounts receivable	30,475	(64,540)
Inventory	223,479	(820,055)
Prepaids	(26,649)	157,394
Deposit	(187,500)	-
Increase (decrease) in liabilities		
Accounts Payable	323,881	70,824
Accrued expenses	193,677	4,680
Net cash provided by (used in) operating activities	**(926,437)**	**(2,563,907)**
Cash flows from investing activities		
Purchase of property and equipment	-	(2,051)
Net cash provided by (used in) investing activities	**-**	**(2,051)**
Cash flows from financing activities		
Proceeds from paycheck protection program	145,300	
Proceeds from issuance of debt	1,287,186	1,000,000
Repayment of debt	(150,000)	(181,687)
Contributions from members	-	1,525,227
Net cash provided by (used in) financing activities	**1,282,486**	**2,343,540**
Net increase (decrease) in cash and cash equivalents	356,049	(222,419)
Cash and cash equivalents at beginning of year	368,933	591,352
Cash and cash equivalents at end of year	$ 724,982	$ 368,933

See independent auditors' report and notes to accompanying financial statements

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Nature of Operations
   The Livewell Collective, LLC dba O2 Beverage, is a hydration marketing firm. We market a line of proprietary hydration products in conventional retail, ecommerce, and fitness channels throughout the United States.

   The Company was formed on July 1, 2010 in Ohio and is headquartered in Columbus, OH.

   Accounting Principles
   The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which includes the use of the accrual basis of accounting, whereby revenues are reported when earned and expenses are reported when incurred. The Financial Accounting Standards Board ("FASB") has established the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles to be applied in the preparation of financial statements in accordance with U.S. GAAP.

   The Company's fiscal year end is December 31st.

   Fair Value of Financial Instruments
   Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

   - Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
   - Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
   - Level 3: Unobservable inputs where there is little or not market data, which require the reporting entity to develop its own assumptions.

   All financial instruments on the balance sheet approximate their fair value.

   Income Taxes
   The Company is a limited liability company and has elected to be treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction. Tax returns filed with the Internal Revenue Service ("IRS") are subject to the statute of limitations of three years form the date of the return and are open for review since inception.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the

See independent auditors' report and accompanying financial statements

date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all short-term, highly liquid investments, with an original maturity of three months or less, to be cash equivalents. The Company considers balances held in money market accounts to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts, and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivables
Accounts receivables are uncollateralized, non-interest-bearing customer obligations due under normal trade terms, usually within 30 days of services provided. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management does not charge interest on unpaid balances. Customer account balances with invoices dated over 90 days are considered delinquent. The Company applies collections of accounts receivable to specific invoices in accordance with customer specifications, or if unspecified, to the oldest outstanding invoices. No allowance for doubtful accounts was recorded as of 12/31/2020 and 12/31/2019.

Inventories
Inventories are valued at the lower of cost or net realizable value, using the average cost method. Inventory principally consists of finished goods and ingredients. Finished goods are sourced from one key supplier which represents 94% of the Company's inventory recorded as of 12/31/2020 and 12/31/2019. No allowance for aging inventory was recorded as of 12/31/2020 and 12/31/2019.

Property and Equipment
Property and equipment is carried at cost. Depreciation of property and equipment is provided using the straight-line method at the following rates:

Description	Estimated Life (Years)
Equipment	3
Furniture and fixtures	5-7
Leasehold improvements	**

** Leasehold improvements are amortized using the straight-line method over 15 years

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Impairment of Long-Lived Assets
GAAP requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company continually evaluates whether events and circumstances have occurred that have indicated that the remaining estimated useful life of long-lived assets, such as

See independent auditors' report and accompanying financial statements

property and equipment, identifiable intangibles, and goodwill may warrant revision, or the remaining balance may not be recoverable. The Company did not recognize any impairment charges on its long-lived assets for the years ended December 31, 2019 and December 31, 2020.

Revenue Recognition
O2 recognizes revenue upon shipment of orders. Revenue is recognized based on the value of the order shipped to the customer.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* (Topic 606). This new standard replaces all previous accounting guidance on this topic and eliminates all industry-specific guidance. The new revenue recognition guidance provides a unified model to determine how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In doing so, companies need to use more judgment and make more estimates than under prior guidance. Judgments include identifying performance obligations in the contract, estimating the amount of consideration to include in the transaction price, and allocating the transaction price to each performance obligation.

Effective January 1, 2019, the Company elected to adopt the requirements of Topic 606 using the modified retrospective method which applied to all new contracts initiated on or after January 1, 2019 and for all open contracts which have remaining obligations as of that date. Prior period amounts are not adjusted and continue to be reported in accordance with the Company's historical accounting under Topic 605. The cumulative effect to retained earnings on the date of adoption is $0

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps (i) identify contracts with customers; (ii) Identify performance obligations; (iii) determine the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The company satisfies its performance obligation when title is taken of the product by third-party shipper for delivery to the customer.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in Topic 606. The Company's primary revenue stream is from product sales of canned beverages. The Company's performance obligation with regards to this stream is the fulfillment and delivery of sales orders.

The transaction price is determined by the company based on individual orders at the time of sale.

Revenue is recognized when the performance obligation is satisfied by transferring a promised good or service to a customer. A good or service is considered transferred when the customer obtains control, which is when the customer has the ability to direct the use of and/or obtain substantially all of the benefits of an asset. Revenues, consisting of product sales and shipping revenues, are recognized upon delivery and passing of the title for product sales.

See independent auditors' report and accompanying financial statements

The Company permits its customers to return products and/or request refunds in exchange for either a cash refund or an online store credit. For the years ended December 31, 2020 and December 31, 2019, the Company had expenses for returns and refunds in the amount of $28,991 and $32,989 respectively, which are netted against gross revenues.

Sales Tax

The Company records sales tax collected on behalf of customers as a current liability on the balance sheet until such time that it is remitted to the applicable state and local tax jurisdiction, generally on a monthly or quarterly basis.

Advertising

The Company expenses the cost of advertising and marketing as incurred. For the year ended December 31, 2019 and December 31, 2020, advertising expense charged to operations totaled $218,491 and $164,859 respectively, and is included in sales and marketing costs.

Research and Development

Research and development costs consist primarily of consulting and materials costs. The Company recognizes research and development expenses in the period in which it becomes obligated to incur such costs. The total cost charged for the years ended December 31, 2020 and December 31, 2019 is $26,110 and $868 respectively

Costs of Revenue

Costs of revenue consist primarily of the cost to purchase raw materials and manufacturing costs, which includes product cost, tolling, packaging, and freight costs to move materials to and from manufacturing facilities.

Interest Expense

Interest expense consists of costs in connection with a revolving line of credit and convertible debt. The total cost charged for the years ended December 31, 2020 and December 31, 2019 is $113,811 and $30,328 respectively.

Going Concern

The financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. As reflected in the financial statements, the Company has an accumulated deficit of $4.26 million as of December 31, 2020 and had a net loss of $1.57 million for the year ended December 31, 2020. The Company has an accumulated deficit of $2.6 million as of December 31, 2019 and had a net loss of $1.9 million for the year ended December 31, 2019.

Management of the company has evaluated the conditions and has proposed and implemented a plan to maintain working capital. The Company's operating losses raise substantial doubt about the Company's ability to continue as a going concern. The Company has the ability to reduce operating costs and increase ownership equity and believes that in conjunction with the execution of its operating plan, it will be able to continue to meet its financial requirements. However, there is no guarantee that management's efforts in this regard will be successful. The financial statements do not include any adjustments that might result from this uncertainty.

See independent auditors' report and accompanying financial statements

The Livewell Collective, LLC dba O2 Natural Recovery Drink
Year ended December 31, 2020 and 2019

2. PROPERTY AND EQUIPMENT

Property and equipment consisted of Furniture and Fixtures in the amount $2,262 as of December 31, 2019 and $0 as of December 31, 2020.

Depreciation expense charged to operations for the years ended December 31, 2019 and December 31, 2020 was $633 and $2,262 respectively.

	2020	2019
Furniture and Equipment	$ 2,896	$ 2,896
Accumulated Depreciation	-2,896	-633
Total Property and Equipment	$ -	$ 2,262

3. INTANGIBLE ASSETS

Intangible assets consist of a patent and trademarks valued at $15,859 and $11,281 for the years ended December 31, 2019 and December 31, 2020 respectively, net of accumulated amortization. Amortization expense charged to operations for the years ended December 31, 2019 and December 31, 2020 was $0 and $4,577 respectively.

	2020	2019
Intangible assets	$ 15,859	$ 15,859
Accumulated amortization	-4,577	-
Total Intangible assets	$ 11,282	$ 15,859

4. REVOLVING LINE OF CREDIT

The Company secured a revolving line of credit in 2020. The available line is $750,000 with a balance of $616,686 as of December 31, 2020 classified as short-term debt. The company maintains a security deposit in the amount $187,500 represented as a deposit on the balance sheet. The facility is collateralized by Accounts Receivable and Inventory. Interest is incurred at a rate of 5.25%. This line of credit was paid off subsequent to year end, therefore the company considers it a short-term loan.

5. PAYCHECK PROTECTION PROGRAM

The Company secured a paycheck protection program loan in the amount $145,300 in 2020. The loan carries an interest rate of 1% and the loan matures in two years. The loan was forgiven in 2020. The forgiveness is treated as other income.

6. CONVERTIBLE NOTES

During 2019 and 2020 the Company raised $500,000 and $668,500 respectively in convertible notes, which are unsecured, carry an interest rate of 8%, and have a prescribed maturity date of March 31, 2022. Convertible notes are subject to a $20,000,000 agreed-upon valuation cap and represent an agreement between an investor and the Company in which the Company promises to give the investor either a future equity stake in the Company, or cash repayment to the investor at the respective carrying amount, if certain triggering events occur. These triggering events include a future preferred equity raise, a liquidity event (i.e. change in control or initial public offering) or dissolution event. The maturity date is greater than one year, and the Company has classified the convertible notes as a long-term liability.

See independent auditors' report and accompanying financial statements

The Livewell Collective, LLC dba O2 Natural Recovery Drink
Year ended December 31, 2020 and 2019

7. **WARRANTS**

One outside contractor was issued 1,579 warrants to purchase Class A Units for services performed during 2020. The warrants vest upon issuance, expire ten years following the grant date and are exercisable at any point following vesting at $69.08 per share.

As of December 31, 2020, 1,579 warrants were vested. Professional Fees includes $109,077 of warrant expense for the year ending December 31, 2020. The company has granted no additional warrants.

	Equity awards - Class A Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2018	-	-	-
Granted	-	-	-
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2019	-	-	-
Granted	1,579	69.08	10
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2020	1,579	69.08	9.7

8. **MEMBERS' EQUITY**

The authorized and outstanding units of the Company consists of 153,764 Class A Units as of December 31, 2019 including 24,482 Class A units issued during 2019 for $1,524,995.

The authorized and outstanding units of the Company consist of 159,432 Class A Units and 3,227 Class B Units as of December 31, 2020. 5,668 Class A units were issued during 2020 as conversion of debt in the amount $391,527 of debt principal and accrued interest. 3,227 Class B units were issued during 2020 as equity-based compensation in the amount $26,767.

Voting
The holders of the Class A are entitled to one vote for each share held at all meetings of the Members.
The holders of the Class B units are not entitled to voting rights.

Distributions
All distributions of Distributable Cash will be approved by the Board of Managers and made to the Members in accordance with their ownership of Units.

Liquidation
In the event of any liquidation, dissolution or winding up of the Company, to the Members in accordance with the positive balance of each Member's Capital Account as determined after taking into account all Capital Account adjustments for the Company's fiscal year during which the liquidation occurs, including any Capital Account adjustments associated with any distributions and the allocation of Profits and Losses with respect to any sale, transfer or other taxable disposition of any of the Company's assets.

See independent auditors' report and accompanying financial statements

Equity Award Plan

Class B Units may be issued to a Service Provider in consideration for services to or on behalf of the Company, in which case the Class B Units shall constitute "Profits Interests Units." Unless approved by the unanimous consent of the Board, the Company may not issue Class B Units unless, following the issuance, the aggregate number of outstanding Class B Units shall be less than or equal to ten percent (10%) of all outstanding Units of the Company.

9. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through December 9, 2021 the date the financial statements were available to be issued.

The Company secured $1,430,000 in convertible notes which are unsecured, carry an interest rate of 8%, and have a prescribed maturity date of March 31, 2022. Convertible notes are subject to a $20,000,000 agreed-upon valuation cap and represent an agreement between an investor and the Company in which the Company promises to give the investor either a future equity stake in the Company, or cash repayment to the investor at the respective carrying amount if certain triggering events occur. These triggering events include a future preferred equity raise, a liquidity event (i.e. change in control or initial public offering) or dissolution event.

The Company paid off the revolving line of credit. (Note 4)

The maturity date of the convertible notes (Note 6) was extended to March 31, 2022.

The Company issued 1,200 equity equivalent award units following the company's equity financing for advisory services performed.

EXHIBIT C

PDF of SI Website


startups
Inc.
5000
BEVNET

Beverage | Food & Beverage | Personal Health | Columbus

Website: http://drinko2.com

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O2 Pure Hydration

Inc. 5000 beverage company providing clean, healthy hydration to challenge the sports drink status quo.

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$463	$25,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST IN O2 PURE HYDRATION

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

O2 Pure Hydration is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 2.50% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- 470% gross revenue growth rate across three years (2020 compared to 2017) is 2.8x higher than the 2021 Inc. 5000 median of 167% (unaudited - comparing FY 2020 and FY 2017 gross sales, net revenue may materially differ)
- $10M+ total net revenue since operation began in 2014, with under $6M in total capital raised (only 2019-2020 audited), and majority of Q3 2021 revenue was subscription-based (54%)
- In Q4 2021, achieved revenue-generating contracts with CrossFit and LifeTime Fitness gyms and notable retail accounts include Whole Foods, Publix, Sprouts
- Inc. 5000 2021 company that has been featured in Forbes and Entrepreneur, and chosen by BevNet for "Best Marketing Campaign" in 2020
- Achieved a 42% online repeat purchase rate for 2020 customers with its proprietary partnership platform

Fundraise Highlights

- Total Round Size: US $3,648,000
- Raise Description: Series A
- Minimum Investment: US $463 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $25,000,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

O2 is an award-winning, Inc. 5000 brand formulating clean hydration and recovery beverages with a community-first, carbon-neutral business model. Our omnichannel sales strategy utilizes direct-to-consumer and wholesale to drive trial & subscriptions.

We created O2 to meet growing demand in the sports drink market for clean, great-tasting hydration without the "junk".

PROBLEM

We believe too many sports drinks are unhealthy, bad for your body, and not very Earth-friendly; too many calories, too much sugar, filled with syrupy-tasting chemicals - and packaged in single-use plastic that's wrecking the planet.

SOLUTION

O2 makes great-tasting, clean hydration with 1g total sugar, 15 calories, and 20% more electrolytes than some big brands. Our patent-pending oxygenation process delivers a crisp, refreshing mouthfeel that leaves you feeling light without the carbonated bloat. We're 100% carbon neutral with a digital-first business model and product line we believe are fit for the 21st century.

O2'S ADVANTAGE

Most drink brands have high marketing and customer acquisition costs while battling for retail shelf space. Our approach offers an alternative, with growth achieved through innovative marketing campaigns, proprietary partnership tech, and a presence in large gyms (LifeTime) and thousands of independent locations (CrossFit).

TRACTION

O2 has increased in revenue from the start of our operation in 2014 through 2020, and grew gross revenue from $1.8M in 2019 to $5M+ in 2020. Our growth led to O2 being featured in the Inc. 5000 2021 list. Our proprietary partnership platform helped grow online customers 5x and helped thousands of gyms through COVID. Our industry innovations earned coverage in *Entrepreneur* ("Growth During A Crisis: How O2 Founder Dave Colina 5x'd His Business") and *Forbes* ("How O2 Helped Keep America's Gyms Open"), as well as BevNET's Best Beverage Marketing Campaign award in 2020.

Today, O2 is sold in thousands of gyms and retailers. We aim to optimize both DTC and gym sales to create a powerful flywheel to drive awareness, trial, and loyalty without the capital intensity of other brands.

Pitch Deck



OXYGENATED
Inc. 5000
AMERICA'S FASTEST-GROWING PRIVATE COMPANIES
PURE HYDRATION™
CLEAN HYDRATION FROM AN INC. 5000
CARBON-NEUTRAL COMPANY

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Gallery





Bethany and Kari.

O2 Pro Athletes Bethany Shadburne (CrossFit® Games competitor) and Kari Pearce (CrossFit® Games competitor and 4-time Fittest American Woman) are big O2 fans and legacy team members.

Media Mentions



Entrepreneur Magazine · Forbes · Inc. · BEVNET · mindbodygreen · Morning Chalk Up · valet. · CrossFit

The Team

Founders and Officers



David Colina

CHIEF EXECUTIVE OFFICER & CO-FOUNDER

Dave has 10+ years of experience building grassroots organizations from the ground up. A former corporate strategist at a Fortune 100 financial services company, Dave cut his entrepreneurial teeth launching a successful non-profit charter high school in Columbus, OH, with a high school graduation rate of 99%. Dave then left his day job and began coaching CrossFit, eventually launching O2 out of the back of his car. A nominee for Ernst & Young's 2020 Entrepreneur of the Year award, Dave was responsible for the development and execution of 2020's Best Beverage Marketing Campaign of the Year. He is a summa cum laude graduate of The Ohio State University.



Dr. Daniel Kim

CHIEF MEDICAL OFFICER & CO-FOUNDER

Dr. Daniel Kim is the Lead Clinician for The Ohio State University's Wexner Center Mobility Clinic in Columbus, OH, as well as O2's Chief Medical Officer & VP of Research and Design. Dr. Kim developed the sodium-to-potassium ratio in O2, which is modeled on an IV drip, while curating extensive medical research in support of oxygenation and recovery science. When Dr. Kim isn't contributing his time and expertise to advancements in O2's functional beverages, he's responsible for fostering collaboration across multiple areas of expertise and blending an entrepreneurial approach to creative medical problem-solving through exploration and innovation in one of the world's premier medical learning centers.

Key Team Members

 **Sarah Browning**
Fitness Channel Director

 **Andrew Clark**
Area Sales Manager

 **Brittany Garrett**
Community & Athlete Director

 **Derek Gavorcik**
Sr. Operations and Fulfillment Manager

 **Leigha Hager**
Regional Sales Manager

 **James Madeiros**
Copy Director & Brand Strategist

 **Chris Simmons**
Fitness Growth Marketing Manager

 **Kayla Stadlbauer**
Customer Success Specialist

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Series A
Round size:	US $3,648,000
Minimum investment:	US $463
Target Minimum:	US $500,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $115.6508
Pre-Money valuation:	US $25,000,000
Option pool:	7.72%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of shares:	Investors who invest less than $500,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While O2 has set an overall target minimum of US $500,000 for the round, O2 must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to O2's Form C.
Regulation CF cap:	While O2 is offering up to US $3,648,000 worth of securities in its Series A, only up to US $2,500,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



If Maximum Amount Is Raised



● General & Admin   ● Team expansion   ● Sales & Marketing
● General & Admin   ● Team expansion   ● Sales & Marketing

Investor Perks

BONUS PERK: All investments **between $1,000 and $9,999** made by **11:59 PM ET on January 21, 2022** will be automatically bumped up to the next corresponding tier.

$1,000 - $4,999 Investment:

32oz O2 Pure Hydration™ branded tumbler and 4 free cases of O2.

Retail value: $178.95

$5,000 - $9,999 Investment:

1 year personal subscription to O2 and 32oz O2 Pure Hydration™ branded tumbler.

Retail value: $380.47

$10,000 - $24,999 Investment:

O2 Pure Hydration™ branded YETI® Tundra® 45 cooler (white), 1 year subscription to O2, 32oz O2 Pure Hydration™ branded tumbler, Hyperice Hypervolt, a seat at O2's R&D roundtable on the next O2 flavor/product line.

Retail value: $929.46

$25,000 - $249,999 Investment:

O2 Pure Hydration™ branded mini-fridge with 1 year personal subscription, 10 x 1 year subscriptions to gift to friends, O2 Pure Hydration™ branded YETI® Tundra® cooler (white), 32oz O2 Pure Hydration™ branded tumbler, Hyperice Hypervolt + Normatec 2.0 Leg Recovery System, lifetime 30% discount to O2, and a yearly one-on-one video chat session with CEO and founder Dave Colina.

Retail value: $5,583.26

$250,000 and Above Investment:

Free O2 for life and an all-expenses-paid weekend trip for two to a "Mile-High Meet N' Greet" with CEO and founder Dave Colina in Denver, CO.

Retail value: Priceless

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of O2 Pure Hydration's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $240,000
Closed Date	Jan 1, 2014
Security Type	Convertible Note
Valuation Cap	US $4,000,000

Pre-Seed	
Round Size	US $200,000
Closed Date	Apr 30, 2015
Security Type	Common Equity
Pre-Money valuation	US $4,000,000

Seed	
Round Size	US $278,333
Closed Date	Apr 1, 2019
Security Type	Common Equity
Pre-Money valuation	US $7,750,000

Bridge	
Round Size	US $2,134,500
Closed Date	Dec 1, 2021
Security Type	Convertible Note
Valuation Cap	US $20,000,000

Market Landscape



Functional Hydration (Sports, Energy, Water) 2019-2021 Market Size

ROADMAP

O2's products have 2,900+ 5-star reviews, evidence that people want a delicious, health-forward sports drink. Set as a premium brand, our 42% repeat purchase rate in 2020 shows our product resonates. Our customers are of a high-income demographic, skewing female.

Many O2 fans learn about us in their gyms. We are available in 1,300 U.S. gyms, and our recent launch with CrossFit's Affiliate Partner Network opens the door to 15,000 more potential gyms. Our drink may often be the only brand sold in a gym, which can enable sales differently than traditional retail. We aim to boost our DTC business through high-impact brand awareness.

In Q4 2021, we signed a partnership with LifeTime Fitness - a gym chain with 150 locations and 30,000 employees. We can leverage in-gym sales experience to help O2 expand its presence in franchise fitness spaces.

The customer growth, along with DTC and Amazon sales, will facilitate our plan to add more traditional retail accounts - of which there are 50,000+ in the US alone. Our consumer base and 60%+ gross product margin means we project a lower cost to realize revenue than the channel historically commands. Current retail accounts include Whole Foods, Publix, and Sprouts.

PRODUCTS

<u>O2 Recovery</u>: Oxygenated, non-carbonated sports drink alternative with only 10 non-GMO ingredients, 1g sugar, 15 calories, and 550mg electrolytes in four flavors (caffeine-free Lemon Lime and Blackberry Currant, & caffeinated Grapefruit Ginger and Orange Mango).

<u>O2 Premium Still Water (New)</u>: Oxygenated, unflavored mineral water with 90+ purified ocean minerals and plant-based electrolytes; we see it as premium bottled water, in a can.

<u>O2 Hydration Mix (New)</u>: On-the-go powdered electrolyte mix available in Peach Pear, Pomegranate Guava + Energy, & Lemon Ginger + Immunity Mix with probiotics, zinc, and vitamins C + D for cold & flu defense.

Risks and Disclosures

Investors will not have certain protective provisions or the ability to vote as a separate class on certain corporate actions that other Investors of the company will have the protective provisions and the ability to. Holders of Series A-2 Preferred Stock will not be able to vote as a separate class on corporate actions that (1) alter the rights, powers or privileges of the Preferred Stock in a way that adversely affects the powers, rights, or preferences of the Preferred Stock; (2) authorize or create any new class or series of stock having rights, powers, or privileges that are senior to or on a parity with any series of Preferred Stock; (3) redeem or repurchase any shares of capital stock (other than repurchases of shares from former employees, officers, directors, consultants, or other persons who performed services for the Company); (4) declare or pay any dividend or otherwise make a distribution to holders of stock; (5) increase or decrease the number of directors of the Corporation; or (6) liquidate, dissolve, or wind up the business and affairs of the Company, or effect any Deemed Liquidation Event. Holders of Series A-1 Preferred Stock, which is composed of the company's previous investors, will have all of the described protective provisions, and will have the ability to vote as a separate class on corporate actions of each of the above types. Holders of Series A-2 Preferred Stock will have the ability to vote as a separate class only on actions that increase or decrease the authorized number of shares of Preferred Stock, or any additional class or series of capital stock of the Company, unless the same ranks junior to the Series A-2 Preferred Stock with respect to its powers, rights, and preferences. The protective provisions afforded to holders of Series A-1 Preferred Stock are expected to serve holders of Series A-2 Preferred Stock, as the economic exposure of holders of Series A-1 Preferred Stock is similar to that of holders of Series A-2 Preferred Stock, except that the Series A-1 Preferred Stock has a conversion price that is discounted by 20% compared to that of Series A-2 Preferred Stock. The Company expects that its internal stakeholders and holders of Series A-1 Preferred Stock will enact their protective provisions for actions that align with the benefit of the holders of Series A-2 Preferred Stock, although no guarantee can be made.

References to Gross Revenue may be materially different than Net Revenue. The Company's references to Gross Revenue includes discounts, coupons, returns, and promotions. The corresponding Net Revenue figures may be materially different from the Gross Revenue figures referenced throughout the marketing materials. For further information related to Gross Revenue and Net Revenue actuals and projections, please refer to the "Financials" documents in the Data Room.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The personal care market is an emerging industry where new competitors are entering the market frequently. The beverage market is also competitive and subject to numerous competitors. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing products and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

The Company operates in a business that is highly regulated and subject to liability concerns. Compliance with regulatory requirements and changes in regulations could result in expenses and in diversion of management attention to the operations of the business. As a food production company, all of the Company's products must be compliant with regulations by the Food and Drug Administration (FDA). The Company must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of the products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that the Company's products could become non-compliant with the FDA's regulations and any such non-compliance could harm the business.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business. The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention to marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to significantly increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the personal care and beverage markets may be markets in which customers will not have brand loyalty.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough cash and inventory runway for 2-3 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's cash position is relatively low. The Company has approximately $80,000 in cash as of November 30, 2021, equating to approximately 1 month(s) of runway. The Company believes that it is able to continue extracting cash from sales of inventory and income from accounts receivable to extend its runway, as well as increase its cash balance via investments. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company projects aggressive growth and meeting these projections are subject to numerous risks, many of which are outside of the Company's control. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Investors should not rely on the Company's financial projections in making an investment decision.

The auditing CPA has included a "going concern" note in the Audited Financials. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates continuation of operations, realization of assets, and payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has incurred certain net losses since inception. The Company's ability to continue as a going concern is dependent on meeting its obligations as they become due from cash generated from operations and/or through raising capital and ultimately achieving sustained profitable operations. During 2021, the Company intends to raise additional capital through various series of preferred stock offerings as well as participate in a crowdfunding campaign; however, it is undetermined how much capital is expected to be raised from future financing campaigns. Management believes the Company may continue to operate in its present form as a result of such changes. However, no assurance can be given that management's actions will result in sustained profitable operations or additional capital will be available when needed or on acceptable terms. If management is not successful with its plan, it is possible this could result in the Company needing to satisfy its obligations through the liquidation of its assets at values less than currently presented.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



O2 Pure Hydration's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download O2 Pure Hydration's Form C

Data Room

NAME	LAST MODIFIED	TYPE
⌄ ▢ Financials (2 files)	Sep 4, 2021	Folder
⌄ ▢ Fundraising Round (1 file)	Sep 4, 2021	Folder
⌄ ▢ Investor Agreements (1 file)	Sep 4, 2021	Folder
⌄ ▢ Miscellaneous (4 files)	Sep 4, 2021	Folder

Join the Conversation

Be the first to post a comment or question about O2 Pure Hydration.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in O2 Pure Hydration

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by O2 Pure Hydration. Once O2 Pure Hydration accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to O2 Pure Hydration in exchange for your securities. At that point, you will be a proud owner in O2 Pure Hydration.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Your accredited investor status

5. Social Security Number or passport

6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, O2 Pure Hydration has set a minimum investment amount of US $463.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now O2 Pure Hydration does not plan to list these securities on a national exchange or another secondary market. At some point O2 Pure Hydration may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when O2 Pure Hydration either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is O2 Pure Hydration's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the O2 Pure Hydration's Form C. The Form C includes important details about O2 Pure Hydration's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



CLEAN HYDRATION FROM AN INC. 5000 CARBON-NEUTRAL COMPANY

O₂ | PURE HYDRATION™



DISCLAIMER: This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

MEET O2

An award-winning Inc. 5000 brand that formulates clean hydration and recovery drinks

Our omnichannel strategy utilizes direct-to-consumer and in-gym sales to drive trial and subscriptions without the capital intensity of most brands.


HYDRATIONMIX
PEACH PEAR
OXYGENATED
RECOVERY
ORANGE MANGO
CAFFEINE FREE
OXYGENATED
RECOVERY
GRAPEFRUIT GINGER
HYDRATIONMIX
+daily immunity
OXYGENATED
RECOVERY
BLACKBERRY CURRANT
CAFFEINE FREE
PREMIUM
STILL WATER
HYDRATIONMIX
+energy
OXYGENATED
RECOVERY



THE PROBLEM

Too many sports drinks are unhealthy, bad for your body, and not very Earth-friendly; too many calories, too much sugar, filled with fake chemicals - and packaged in single-use plastic that's wrecking the planet.

THE SOLUTION

O2 makes great-tasting, Non-GMO Project Verified hydration with 1g total sugar, 15 calories, 120% more electrolytes than Gatorade – and no artificial ingredients



POWERED BY PROPRIETARY OXYGENATION

Super-oxygenated liquids like O2 are proven to accelerate recovery by turbo-charging the liver



Peer-reviewed medical studies prove ingested oxygen can accelerate the liver's detoxification power. O2 is the first to overcome the challenges of working with oxygen to commercialize a legitimate super-oxygenated product.

1. Baek, I et al. 2010. Influence of Dissolved Oxygen Concentration on the Pharmacokinetics of Alcohol in Humans. Alcoholism Clinical & Experimental Research May; 34(5). 2. Hyvärinen J, et al. 1978. Alcohol detoxification accelerated by oxygenated drinking water. Life Sci. Feb;22(7): 553-9. 3. Larsen JH. The effect of oxygen breathing at atmospheric pressure on the metabolism of glycerol and ethanol in cats. 1968. Acta Physiol 186-195. 4. Thurman, RG. Scholz, R. 1977. Interaction of glycolysis and respiration in perfused rat liver. Changes in oxygen uptake following the addition of ethanol. J Biochem. May 2;75(1):13-21. 5. Wendell GD. Thurman RG. 1979. Effect of ethanol concentration on rates of ethanol elimination in normal and alcohol-treated rats in vivo. Biochem Pharmacol 28(2):273-9. 6. Yuki T. Thurman RG. 1980. The swift increase in alcohol metabolism. Time course for the increase in hepatic oxygen uptake and the involvement of glycolysis. Biochem J Jan 15;186(1):119-26. 7. Yuki T, et al. 1980. Metabolic changes after prior treatment with ethanol. Evidence against in involvement of the Na+ + K+ activated ATPase in the increase in ethanol metabolism. Biochem J. Mar 15;186(3):997-1000. 8. Mattie H. Elimination of ethanol in rats and in vitro at different oxygen pressures.1963. Acta Physiol Pharmacol Apr;12:1-11., Larsen JH. 1968. Acta Physiol 186-195. 9. Kinnart FW, et al. The failure of oxygen, oxygen-carbon dioxide, or pyruvate to alter alcohol metabolism. 1951. J Stud Alcohol 12 179-183. 10. Forth W, Adam O. Uptake of oxygen from the intestine — experiments with rabbits. 2001. Eur J Med Res, Nov 20;6(11):488-92.

HIGHLIGHTS

- $12M+ gross revenue (majority subscription-based as of Sept. 2021) from <$6M in capital raised since operation began in 2014 *

- Three-year growth rate 2.8x higher than the 2021 Inc. 5000 median

- 42% online repeat purchase rate in 2020

- Q4 2021 launch of revenue-generating contracts with CrossFit® and Life Time Fitness

- Notable retail accounts with Whole Foods, Publix, and Sprouts

- BevNET Best Marketing Campaign (2020)

Based on gross revenue from January 2014 through October 2021 (unaudited). Net revenue may materially differ. Please see "Financials" documents in the Data Room for further information.



KARI PEARCE
FITTEST AMERICAN
WOMAN 2016, 2018-20

THE TIME FOR O2 IS NOW

80% of consumers say they're shopping healthier, and O2 is positioned to meet that demand



Forbes

Food industry must adapt to permanent changes driven by health and environmental concerns.

Nutrition Facts

Serving size   1 Can (355ml)

Amount Per Serving

Calories   15

	% Daily Value*
Total Fat 0g	0%
Sodium 280mg	12%
Total Carbohydrate 14g	5%
Total Sugars 1g	
Incl. 1g Added Sugars 2%	
Erythritol 11g	
Protein 0g	
Potassium 270mg	6%

Not a significant source of saturated fat, trans fat, cholesterol, dietary fiber, vitamin D, calcium and iron

*The % Daily Value tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutrition advice.

INGREDIENTS: Oxygenated Water (Water, Oxygen), Erythritol, Sodium Citrate, Organic Sugar, Malic Acid, Monopotassium Phosphate, Natural Flavors, Citric Acid, Stevia Extract (Rebaudioside A), Monk Fruit Extract



120% MORE ELECTROLYTES THAN LEADING SPORTS DRINKS



KETO/VEGAN FRIENDLY, 1G SUGAR, 15 CALORIES



7X MORE OXYGEN THAN TAP WATER



NON GMO Project VERIFIED

*Cardello, H. "New Report Shows Food Retailers How To Navigate Out Of Covid Twilight Zone." Forbes, Dec. 15, 2020.

THE O2 ADVANTAGE

Most drink brands have high marketing and customer acquisition costs while battling for retail shelf space. O2 is sold in thousands of high-end gyms and premium retailers in addition to low-cost DTC channels, creating a powerful flywheel that drives awareness, trial, and loyalty without the capital intensity common to beverage brands.


Refreshing Recovery

jodiehutch

★★★★★


liftheavyoftenasineveryday
Stay
HYDRATED

@liftheavyoftenasineveryday

★★★★★


copernicus_johnson
Post-run pre-workout combo today
Cantaloupe +
@drinko2recovery

@copernicus_johnson

★★★★★


Lifting and all the
electrolytes today
@drinko2recovery

@sarah_cavie

★★★★★


damitaestef
So fresh!!!
O2 for life!!!
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THE CROSSFIT® CONNECTION

O2 is one of only three beverages available on the new CrossFit® Affiliate Partner Network, which provides exclusive product access to 5,000+ U.S. CrossFit® gyms. In 2022, O2 will have access to 10,000 international CrossFit® gyms for even greater revenue and brand awareness.


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THE O2 SUCCESS STORY

O2 went from $1.8M in gross revenue in 2019 to $5.1M in 2020

“We didn’t just survive the pandemic - we thrived,” says Dave Colina, O2 founder and CEO. "And, it all started with a significant pivot in response to COVID."



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startups
Marketing Made Easy!
How to Get Your Message Out There
GROWING DURING A CRISIS
How O2 Founder DAVE COLINA 5X'd His Business

MEET DAVE

$6M
$5M
$4M
$3M
$2M
$1M
$0M
$1.2M
$1.8M
$5.1M
2018
2019
2020
2021

OXYGENATED
RECOVERY
ORANGE MANGO

* Based on gross revenue, whereas net revenue may materially differ. Please see “Financials” documents in the Data Room for further information.

A PATH TO 721% YOY GROWTH IN DTC SALES

"In March 2020, our quick pivot from in-gym wholesale to DTC resulted in 721% year-over-year growth from 2019 to 2020 - all while supporting businesses hit hard by COVID." - *Dave C.*



WPO
JAMERSON CROSSFIT



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Feb 1, 2021, 09:00am EST | 307 views
How O2 Helped Keep America's Gyms Open For Business
Dave Knox Senior Contributor
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I believe startups & Blue Chips must go hand-in-hand to drive change.
The #StayForMay campaign from O2 Recovery won... [+]
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O2'S POWER IN PARTNERSHIPS

"Our 2020 sales were driven by innovative collaborations with like-minded brands instead of the costly advertising relied on by others." - *Dave C.*

$1.8M
$1.6M
$1.4M
$1.2M
$1M
$800K
$600K
$400K
$200K
$0
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Gross Sales*
Advertising and Marketing Expense

SELECT BRANDS FOR CAMPAIGNS TO HELP GYMS:









** Based on gross revenue, whereas net revenue may materially differ. Please see "Financials" documents in the Data Room for further information.*

2020 RESULTS

The numbers speak for themselves





$5.1 M
GROSS REVENUE

175%
YOY REVENUE GROWTH COMPARED TO 2019



5X
ONLINE CUSTOMER INCREASE COMPARED TO 2019



+13
REPEAT PURCHASE RATE INCREASE FROM 29% TO 42% COMPARED TO 2019



11:1
DTC LTV:CAC ($97.4:$8.7*)
*PAID AD SPEND PER NEW CUSTOMER



58%
GROSS MARGIN

** Based on gross revenue, whereas net revenue may materially differ. Please see “Financials” documents in the Data Room for further information.*

A FAN FAVORITE IN A BIG MARKET

O2's community is highly engaged …

"**The O2 brand has built itself a reputation of caring and humble people** who truly care about the community and wish to see it succeed and grow as a whole. As a trainer, these are the same values I strive to embody every time I take the floor to coach or to train."
- Dyllan N.

"This is why we drink your beverages after we work out. **Great company, great service and great products.**"
-Justin D.

"**Love Love LOVE the product!** Also, **the organization's core values** of Honesty, Humility and Hustle **are directly in line with my personal core values.**"
- Julissa A.



2,900+ 5-STAR REVIEWS



★★★★★

… and we play in attractive, growing markets

SPORTS
$8B
15.9% ANNUAL GROWTH
WATER
$20B
8.2% ANNUAL GROWTH
ENERGY
$15B
11.9% ANNUAL GROWTH

The above individuals were not compensated in exchange for their testimonials, and should not be construed as and/or considered investment advice.

O2 IN GYMS & RETAIL

"Today, O2 is sold in thousands of high-end gyms and premium retailers, which we've optimized with low-cost DTC channels to create a powerful flywheel that drives awareness, trial, and loyalty without the capital intensity lots of drink brands accept as the cost of doing business." - *Dave C.*



NEW IN Q4
LIFETIME FITNESS

NEW IN Q4
CrossFit
FORGING ELITE FITNESS

WHOLE FOODS MARKET

SPROUTS
FARMERS MARKET

Publix

AND THAT'S JUST THE TIP OF THE ICEBERG

The list of potential future accounts is growing



Walgreens
CVS/pharmacy
meijer
Walmart
Save money. Live better.
Albertsons
TARGET
COSTCO WHOLESALE
H-E-B
Ahold Delhaize
classpass
CLUB PILATES
SOULCYCLE
YOGASIX
VASA FITNESS
PELOTON
EQUINOX
orangetheory
SAFEWAY
CYCLEBAR

*These logo represent potential retail accounts O2 can target. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

WHY O2 IS CROWDFUNDING

VC investors feel O2 is "too small" for big investment

Gross Revenue vs. Cash on hand, Q3 2019 to Q3 2021



- Gross Revenue
- Cash

$1.8M			
$1.6M			
$1.4M			
$1.2M			
$1M			
$800K			
$600K			
$400K			
$200K			
$0			

Q3 2019 | Q4 2019 | Q1 2020 | Q2 2020 | Q3 2020 | Q4 2020 | Q1 2021 | Q2 2021 | Q3 2021

O2's gross revenue grew 175% in 2020 to $5.1M, despite the pandemic. VCs met this success with a message: "Come back and see us when you're at $10M." O2's capital diminished and growth slowed (see chart).

That's why O2 is crowdfunding with people who get it; to resume hiring and ramp marketing to achieve a goal of $10M in revenue by 2022.

REAL QUOTES FROM REAL VCs

"Thanks for thinking of us. Very interesting brand and product. It is likely too small for us as not quite at a $10M run rate."

"Business is still at an early stage for where our focus is right now so while I'd love to stay in touch and follow along, it's not the round for us."

"I took a look and honestly just don't have much passion for this one."

*These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

* Based on gross revenue, whereas net revenue may materially differ. Please see "Financials" documents in the Data Room for further information.

MEET O2'S SEASONED LEADERSHIP TEAM & INDUSTRY ADVISORS



DAVID COLINA
Founder & CEO



DR. DANIEL KIM
Chief Medical Officer



JAMES MADEIROS
Brand Strategist



SARAH BROWNING
Fitness Channel Director



DEREK GAVORCIK
Operations Manager



AMI DESAI MATHUR
Advisor



GERRY DAVID
Advisor



BARON DAVIS
Advisor

ADAM LOURAS
Advisor

DAVID COLINA has 10+ years of experience building grassroots organizations from the ground up. A former corporate strategist at a Fortune 100 financial services company, Dave cut his entrepreneurial teeth launching a successful non-profit charter high school in Columbus, OH. Dave then left his day job and began coaching CrossFit, eventually launching O2 out of the back of his car. A nominee for Ernst & Young's 2020 Entrepreneur of the Year award, Dave was responsible for the development and execution of 2020's Best Beverage Marketing Campaign of the Year, beating out nominees like Oatly and Ocean Spray. He is a summa cum laude graduate of The Ohio State University.

DR. DANIEL KIM is Lead Clinician for The Ohio State University's Wexner Center Mobility Clinic in Columbus, OH, as well as O2's Chief Medical Officer & VP of Research and Design. Dr. Kim developed the sodium-to-potassium ratio in O2, which is modeled on an IV drip, while curating extensive medical research in support of oxygenation and recovery science. When Dr. Kim isn't contributing his time and expertise to advancements in O2's functional beverages, he's responsible for fostering collaboration across multiple areas of expertise and blending an entrepreneurial approach to creative medical problem-solving through exploration and innovation in one of the world's premier medical learning centers.

JAMES MADEIROS brings 20+ years of PR, ad marketing, and brand creative experience to Team O2, beginning with his time as a U.S. Air Force Public Affairs Officer in 2001. Following an honorable discharge in 2006, James earned a juris doctor at the University of Toledo College of Law, further refining his understanding of ad and marketing law. James moved to Seattle, WA, in 2012 to pursue a career in ad creative, first starting his own business and then transitioning to in-house marketing at Lowe's, Inc. After five years in corporate advertising, James joined ad agency Indigo Slate to work on campaigns for Amazon, Microsoft, and Google, among others.

SARAH BROWNING is a U.S. Marine-turned-fitness professional with more than four years of in-gym experience across the U.S. - from Kailua, HI, to Baltimore, MD - in the CrossFit and fitness industries. Her deep understanding of customer personas and firsthand knowledge as a CrossFit instructor is invaluable to Team O2 in her role as Fitness Channel Director, and her leadership and mentorship in operations, sales, customer care, and brand partnerships as a legacy O2 team member drives the business with relentless warrior spirit.

DEREK GAVORCIK is a certified CrossFit instructor, powerlifter, and CrossFit Games competitor who brings his 100% dedication and immersion in the fitness space to his role as Team O2's Operations Manager. Derek's location in Columbus, OH, also keeps him close to O2 HQ, where he is committed to a level of daily hands-on logistics and fulfillment effort rarely seen in CPG leadership. It's not uncommon for Derek to step in personally on service issues to deliver the kind of unmatched personal customer care that is now synonymous with O2's motto of Honesty, Humility, and Hustle.

AMI DESAI MATHUR has 20+ years of experience in the CPG industry, most recently serving as Chief Commercial Officer of beloved ice-cream brand Jeni's Splendid Ice Creams where she leads sales and marketing. Prior to her role at Jeni's, Ami served as the General Manager and Head of Marketing for Honest Tea, after which she was promoted to Group Director of vitaminwater. Her brand management experience spans the entire range of large and small P&G brands, customer teams, and the entrepreneurial group at The Coca-Cola Company.

GERRY DAVID has 20+ years of experience in executive leadership positions and is widely known for his time at energy drink company Celsius, where he is credited with turning around the company. Gerry joined Celsius as CEO when it was under $10M in revenue and losing significant amounts of money, and within six years he had grown revenue 10x while generating a yearly profit in a remarkable comeback story. Celsius is now led by a team handpicked by Gerry and is a $7B+ publicly-traded company.

BARON DAVIS is a two-time NBA All Star-turned-entrepreneur and investor, and one of the first investors in vitaminwater before its $4B exit to Coca-Cola. Baron played for the Charlotte Hornets, Golden State Warriors, Los Angeles Clippers, Cleveland Cavaliers, and New York Knicks, and is the NBA's all-time leader in steals per game for the playoffs. Prior to this, he played college basketball for UCLA, where he was an All-American honoree before going pro after his sophomore year. Baron is now the CEO of Baron Davis Enterprises and is an advisor/investor in brands like O2, Super Coffee, CANN, and other leading CPG companies.

ADAM LOURAS was most recently the COO of Iris Nova, the parent company of DIRTYLEMON, where he was responsible for overseeing operational strategy, e-commerce, manufacturing, formulation and innovation, protective packaging design, financial reporting and analysis, accounting, HR, and legal. A serial entrepreneur, Adam has founded and operated several businesses throughout his career. Prior to this, Adam worked as a consultant for Bain & Company, where he helped to design a strategic turnaround plan for one of the world's largest clothing retailers. Adam received his MBA in Finance & Marketing at the Kellogg School of Management, where he was a recipient of the school's highest achievement honor.

BE A PART OF SOMETHING BIGGER

O2's three-year revenue targets

2021 — **$4M-$5M REVENUE**

2022 — **$7M-$10M REVENUE**

2023 — **$20M-$25M REVENUE**



*These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

JOIN A TEAM COMMITTED TO MAKING THE WORLD A BETTER PLACE

O2 is 100% carbon neutral now, with plans to be carbon negative by 2022 while also extending our list of philanthropic partnerships















PROJECT ONYX
DES MOINES

Steve's Club
NATIONAL PROGRAM
FITNESS FOR AT-RISK YOUTH

BIG FISH
FOUNDATION
Hold Fast

KNOW YOUR RIGHTS CAMP

OUT ATHLETICS

PELOTONIA®

*These logos represent examples of causes and foundations O2 has supported through philanthropic donations.

CLIMATE NEUTRAL
CERTIFIED



PURE HYDRATION™

INVEST NOW

CONTACT: SEEDINVEST.COM/O2

EXHIBIT E

Video Transcript

O2, Inc.
Video Transcript

"O2 Overview"
Public Overview

[Disclaimer and images of people exercising and consuming O2 products… O2 Logo]

[Dave Colina, CEO of O2]: "My name is Dave Colina, and I'm the founder and CEO of O2."

"O2 is a healthy, sports-drink alternative that's designed for people who really care about what they put inside their bodies."

"The problem with most sports drinks is that they haven't evolved in the last 60 years. They're all loaded with sugar, artificial ingredients, colors, and a ton of calories that people just don't need. So, I partnered with a friend of mine who is a physician and he and I spent about two years coming up with the formulation for a product that was all natural, very clean… only 10 ingredients."

"We feel O2 is very different, both as a product and as a business. It's an amazing product. It has only 1 gram of sugar, 15 calories, and 120% more electrolytes than Gatorade… and it tastes amazing. At the same time, it's super oxygenated, and it's the only oxygenated product of its kind, which is important because drinking Oxygen has been shown in several medical studies to accelerate the body's processing of toxins and the liver's recovery time."

"And finally there aren't any artificial ingredients or colors in O2. It's all-natural and non-GMO approved. And we're leaving a positive impact in the world, too. We are a completely carbon-neutral brand and at some point, very soon, we will be carbon-negative."

"We also just added a premium still water in a can as well as an on-the-go hydration mix to our portfolio to add some more depth. And both of those products taste incredible, and are made with very clean ingredients, in the O2 way."

"As a business, our competitive advantage is rooted in building a brand through alternative channels like selling in gyms and through partnerships. Most brands, especially CPG brands, are spending tons of money on customer-acquisition costs, while fighting for retail shelf space at traditional grocery and convenience stores."

"O2 is taking a different approach. We sell in gyms as a revenue driver but it's also a customer acquisition channel. This has allowed us to grow very efficiently without spending a ton of money on marketing costs. And as a result, we now have a business that's exceeded $5M revenue in 2020 and today, the vast majority of our revenue is subscription driven."

"O2 shipped over 2 million cans last year, at the height of the pandemic, and one of the things that we did was a campaign called 'Stay for May', which was designed to help gyms retain members through the month of May. And we acquired almost 10K new customers as a result of that in one month. And that campaign ended up winning 'Best Marketing Campaign', Beverage Category of 2020."

[Casey McCallister, Owner of Koda CrossFit]: "So, as far as the product goes, I really like the flavor, obviously, it tastes good. And to see the drive that they have from the top, and I can see how that translates right down in the company, the sky's the limit for O2."

"It's good to see in today's world where, you can go out and try and make a quick buck, or you can try and make a difference. And it's clear that O2 is trying to make a difference."

[Dave Colina]: "O2 plays in a very large, very high growth category known as Functional Hydration. This is a $43B category that's growing about 12% each year… comprised of sports drinks, energy drinks, and waters, and O2 sits at the intersection of those categories."

"Our omnichannel strategy aims to optimize DTC and in-gym wholesale, but we also retail at some of the most premium accounts in the country, including Whole Foods, Sprouts, and Publix. And we just inked revenue driving contracts with both CrossFit and LifeTime Fitness."

"We feel that this is a very strong investment opportunity because we play in a very large and growing category, we have a product that people love - as evidenced by our very high repeat purchase rate, relative to the category - and we feel that all we have to do is execute. And as we grow, the exit opportunity becomes increasingly attractive."

"So, if you identify with the values of Honesty, Humility, and Hustle; and you think that sports drinks are due for a change, become part of team O2!"

[O2: Pure Hydration... Closing slide with highlights and Invest Now call to action]

--